EURASIAN MINERALS INC.
(An Exploration-Stage Company)
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Three Months Ended June 30, 2011

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of Eurasian Minerals Inc. for the three months ended June 30, 2011 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	June 30,	March 31,	April 1,
	2011	2011	2010

ASSETS

Current
Cash and cash equivalents (Note 3)	$45,980,038	$48,370,004	$11,095,799
Investments (Note 5 )	827,307	353,501	2,875,968
Receivables (Note 4)	644,354	577,737	570,836
Prepaid expenses	538,337	377,180	150,996
Gold Inventory	41,166	71,721	-
Total current assets	48,031,202	49,750,143	14,693,599

Non-current
Restricted cash	626,937	387,124	236,558
Equipment (Note 6)	332,069	314,916	375,015
Equity held investment (Note 7	104,505	79,121	-
Mineral properties (Note 8)	6,400,378	6,253,850	6,840,456
Reclamation bonds	406,535	413,037	273,583
Total non-current assets	7,870,724	7,448,048	7,725,612

TOTAL ASSETS	$55,901,626	$57,198,191	$22,419,211

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,157,612	$1,405,012	$718,031
Advances from joint venture partners	580,356	197,188	382,874
Total liabilities	1,737,968	1,602,200	1,100,905

EQUITY
Capital stock (Note 9)	75,894,444	75,058,770	31,984,129
Commitment to issue shares	683,087	491,996	100,365
Contributed surplus (Note 9)	5,159,801	5,393,723	3,407,896
Accumulated other comprehensive income	-	-	864,848
Deficit	(27,573,674)	(25,348,498)	(15,038,932)
TOTAL EQUITY	54,163,658	55,595,991	21,318,306

TOTAL LIABILITIES AND EQUITY	$55,901,626	$57,198,191	$22,419,211

Nature of operations (Note 1)
Events after reporting date (Note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board

Signed: “David M. Cole”	Director Signed: “George Lim”Director

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	Three months ended
	June 30,
	2011	2010

EXPLORATION EXPENDITURES (Note 8)	$2,858,257	$2,152,620
Less: recoveries	(1,482,615)	(1,175,072)
	1,375,642	977,548

GENERAL & ADMINISTRATIVE EXPENSES
Administrative and office	316,787	114,116
Amortization	308	378
Salaries and consultants	321,134	357,123
Investor relations and shareholder information	34,066	37,790
Professional fees	106,256	83,807
Stock-based compensation (Note 9)	191,091	1,291,898
Transfer agent and filing fees	25,931	8,311
	995,573	1,893,423

Loss before other items	2,371,215	2,870,971

OTHER INCOME (LOSS)
Foreign exchange gain	78,201	8,197
(Loss) Gain on investments	(6,388)	643,467
Interest income	148,221	26,146
Change in fair value of held-for-trading investments	(73,995)	(162,327)
Loss on dilution of investment in a former subsidiary	-	(119,449)
	146,039	396,034

Net loss for the period	$(2,225,176)	$(2,474,937)

Other comprehensive loss
Net loss for the period	$(2,225,176)	$(2,474,937)
Change in fair value of financial instruments (Note 5)	-	(855,812)

Comprehensive loss	$(2,225,176)	$(3,330,749)

Basic and diluted loss per share	($0.04)	($0.07)

Weighted average number of common shares outstanding	51,309,482	35,012,700

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	Three months ended
	June 30,
	2011	2010

CASH FLOWS FROM (TO) OPERATIONS
Net loss for the period	$(2,225,176)	$(2,475,935)
Items not affecting cash:
Depreciation	25,721	56,624
Interest received during the period	(114,392)	(7,150)
Commitment to issue bonus shares	191,091	149,132
Loss on dilution of investment	-	119,449
Loss (gain) on investments	6,388	(643,467)
Change in fair value of held for trading Investments	73,995	162,327
Future income tax recovery	-
Stock based compensation	-	1,291,898
Unrealized foreign exchange gain (loss)	14,150	-
Changes in non-cash working capital items:
Receivables	(31,408)	(743,958)
Prepaid expenses and deposits	(161,157)	15,543
Accounts payable and accrued liabilities	(247,400)	80,420
Exploration advances	383,168	178,861
Total cash outflows from operating activities	(2,085,020)	(1,816,256)
INVESTING
Mineral property acquisition costs	(51,730)	-
Restricted cash	(239,813)	72,038
(Increase)/decrease in reclamation bonds	6,502	(3,460)
Purchase of marketable securities	(908,222)	(138,750)
Proceeds on sale of marketable securities	324,060	1,158,057
Purchase of equipment	(57,089)	-
Interest received on cash and cash equivalents	114,392	7,150
Total cash outflows from investing activities	(811,900)	(1,095,035)
FINANCING
Proceeds received from private placement	-	5,280,000
Share issue costs	5,226	(32,710)
Exercise of stock options	501,728	145,325
Total cash inflows from financing activities	506,954	5,392,615

Change in cash and cash equivalents	(2,389,966)	4,672,394

Cash and cash equivalents, beginning of period	48,370,004	11,095,799

Cash and cash equivalents, end of period	$45,980,038	$15,768,193

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

					Accumulated
			Commitment		Other
	Share	Capital	to Issue	Contributed	Comprehensive
	Number of	Amount	Shares	Surplus	Income	Deficit	Total
	shares	$	$	$	$	$	$

Balance at April 1, 2010	34,265,822	31,984,129	100,365	3,407,896	864,848	(15,038,932)	21,318,306

Private placements	2,400,000	5,280,000	-	-	-	-	5,280,000
Shares issued on exercise of stock options	113,500	145,325	-	-	-	-	145,325
Reclassify fair value of options exercised from contributed surplus	-	79,310	-	(79,310)	-	-	-
Stock based compensation	-	-	-	1,291,898	-	-	1,291,898
Share issue costs	-	(32,710)	-	-	-	-	(32,710)
Unrealized gain (loss) on available-for-sale investments	-	-	-	-	(855,812)	-	(855,812)
Commitment to issue shares	-	-	149,132	-	-	-	-
Net loss for the period	-	-	-	-	-	(2,474,935)	(2,474,935)

Balance at June 30, 2010	36,779,322	37,456,054	249,497	4,620,484	9,036	(17,513,867)	24,821,204

Private placements	12,500,000	35,375,000	-	-	-	-	35,375,000
Shares issued as finder’s fees	398,970	1,104,728	-	-	-	-	1,104,728
Shares issued on exercise of stock options	645,500	980,067	-	-	-	-	980,067
Shares issued on exercise of warrants	1,554	3,108	-	-	-	-	3,108
Shares issued as bonus compensation	448,000	953,760	-	-	-	-	953,760
Shares issued on acquisition of subsidiary	160,000	316,800	-	-	-	-	316,800
Shares issued on acquisition of mineral property	28,283	72,687	-	-	-	-	72,687
Reclassify fair value of options exercised from contributed surplus	-	528,700	-	(528,700)	-	-	-
Stock based compensation	-	-	-	827,430	-	-	827,430
Share issue costs	-	(1,732,134)	-	474,509	-	-	(1,257,625)
Unrealized gain (loss) on available-for-sale investments	-	-	-	-	(9,036)	-	(9,036)
Commitment to issue shares	-	-	242,499	-	-	-	242,499
Net loss for the period	-	-	-	-	-	(7,834,631)	(7,834,631)

Balance at April 1, 2011	50,961,629	75,058,770	491,996	5,393,723	-	(25,348,498)	55,595,991

Shares issued on exercise of stock options	399,300	501,728	-	-	-	-	501,728
Shares issued on acquisition of mineral property	32,710	94,798	-	-	-	-	94,798
Reclassify fair value of options exercised from contributed surplus	-	233,922	-	(233,922)	-	-	-
Stock based compensation			191,091	-			191,091
Share issue refund		5,226					5,226
Net loss for the period	-	-	-	-	-	(2,225,176)	(2,225,176)

Balance at June 30, 2011	51,393,639	75,894,444	683,087	5,159,801	-	(27,573,674)	54,163,658

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

1.	NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) was incorporated under the laws of the Yukon Territory of

Canada on August 21, 2001 under the name of 33544 Yukon Inc. On October 10, 2001, the Company changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp. and subsequently changed its name to Eurasian Minerals Inc.

The addresses of the Company’s head office, principal address, and registered and records office is the 5th floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

The Company’s principal business activities are the acquisition and exploration of mineral properties in Turkey, Haiti, the Kyrgyz Republic, Europe, USA, and the Asia Pacific region. The Company’s continuing operations and the ability of the Company to meet its mineral property commitments are dependent upon the support of present and future joint venture partners and the ability of the Company to raise additional financing.

Some of the Company’s mineral exploration activities are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, regulatory and political situations.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars, which is the functional currency of the parent company and its subsidiaries.

At the date of the condensed consolidated interim financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets. To date, the Company has not earned any revenues and is considered to be in the exploration stage.

These condensed consolidated interim financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since its inception and the ability of the Company to continue as a going-concern depends upon its ability to raise adequate financing and to develop profitable operations. These condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

Statement of Compliance and Conversion to International Financial Reporting Standards

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

These are the Company’s first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending March 31, 2012. Previously the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). The Company adopted IFRS effective April 1, 2011 and as comparative information for the 2010 has also been prepared under IFRS, the Company’s date of transition is effective as of April 1, 2010 (the “transition date”), as further described below. The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and current as of September 28, 2011, the date that the Audit Committee approved the consolidated financial statements on behalf of the Board of Directors. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ended March 31, 2012 could result in the restatement of these interim consolidated financial statements, including the Company’s transition adjustments.

Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis as modified for the revaluation of held for trading and available for sale financial assets, and have been prepared using the accrual basis of accounting, except for cash flow information. The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of the policies and reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements. The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared to the most recent annual financial statements prepared under Canadian GAAP.

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been used in preparing an opening IFRS statement of financial position at April 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1, “First Time Adoption of International Financial Reporting Standards (“IFRS 1”). The Company has applied all of the mandatory exemptions, and in addition has applied the following optional elections:

•	IFRS 3(R), Business Combinations, has not been applied to business combinations that occurred before the transition date;
•	IFRS 2, Share-based Payments, has only been applied to all share based payments which had not vested at April 1, 2010; and
•	IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, has been applied prospectively, commencing on the transition date.

These condensed interim consolidated financial statements do not contain all of the information and disclosures required in annual financial statements and should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended March 31, 2011.

The impact of the transition from Canadian GAAP to IFRS is explained in Note 14.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on a historical costs basis except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

These condensed interim consolidated financial statements are presented in Canadian dollars, which is also the

Company and its subsidiary’s functional currency.

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported expenses during the period. Actual results could differ from these estimates.

Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, after eliminating intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company, until the date on which control ceases. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership %
AES Madencilik Limited Sirketi	Turkey	100%
Eurasia Madencilik Limited Sirketi	Turkey	99%
Montex LLC	Kyrgyz Republic	100%
Altyn Minerals LLC	Kyrgyz Republic	100%
Georgian Minerals LLC	Georgia	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
EMX Georgia Cooperatief U.A.	Netherlands	100%
Ayiti Gold Company S.A.	Haiti	100%
Marien Mining Company S.A.	Haiti	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
Viad Royalties AB	Sweden	100%
Eurasian Minerals Sweden AB	Sweden	100%
Eliseror Limited	Cyprus	100%
EMX Australia Pty Ltd.	Australia	100%

Business Combinations

Business combinations that occurred prior to April 1, 2010 were not accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”) or IAS 27, Consolidated and Separate Financial Statements, in accordance with the IFRS 1 exemption discussed in Note 14.

Acquisitions of businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity investments issued by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business combinations that involve companies in the exploration stage are treated as asset acquisitions.

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Equity investment

The Company accounts for its long-term investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received.

Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities and disclosure of contingent assets or liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i) Recorded costs of mineral properties are not intended to reflect present or future values of resource properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

ii) The determination of the fair value of stock options or warrants using stock pricing models requires the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions could materially affect the fair value estimate, therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

iii) The determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

iv) Option or sale agreements, under which the Company may receive shares as payment, require the Company to determine the fair value of shares received. Many factors can enter into this determination, including, if public shares, the number of shares received, the trading value of the shares, volume of shares, resale restrictions, and if non-public shares, the underlying asset value of the shares, or value of the claims under option or sale. This determination is highly subjective and does not necessarily provide a reliable single measure of the fair value of the shares received.

Foreign currency translation

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency for all entities within the Company is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are reflected in profit or loss for the period.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less.

Financial instruments

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets are classified at fair value through profit or loss if they are classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred. FVTPL are measured at fair value, and changes are recognized in profit or loss.

Held-to-maturity (“HTM”)

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the

Company’s management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are initially recognized at fair value plus any direct attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment loss.

Available-for-sale (“AFS”)

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available- for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) The Company has classified its financial assets as follows:

•	Cash, cash equivalents and restricted cash are classified as FVTPL.
•	Amounts receivable are classified as loans and receivables.
•	Marketable securities purchased in the open market are classified as available for sale.
•	Reclamation deposits are classified as HTM.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted.

For all financial assets objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or
•	default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date of impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are classified into one of two categories:

•	Fair value through profit or loss;
•	Other financial liabilities.

Fair value through profit or loss

This category comprises derivatives, or liabilities, acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other financial liabilities

This category includes promissory notes, amounts due to related parties and accounts payable and accrued liabilities, all of which are recognized at amortized cost.

The Company classified its financial liabilities which consisted of accounts payable and accrued liabilities and advances from joint partners as other liabilities.

Mineral exploration and evaluation expenditures

Pre-exploration Costs

Pre-exploration costs are expensed in the period in which they are incurred.

Exploration and evaluation expenditures

Acquisition costs for exploration and evaluation assets, net of recoveries, are capitalized on a property -by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for exploration and evaluation pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized. When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit -of- production method.

An exploration and evaluation property acquired under an option agreement where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to operations. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Gold Inventory

Gold inventory is carried on the balance sheet at the lower of cost and net realizable value. A decline in the value of gold inventory below cost, due to market conditions, will be charged to income with subsequent increases in value reflected in the carrying value to a maximum of the original cost. An assessment of net realizable value is made at each statement of financial position date. When the net realizable value declines below cost, a write-down is recorded.

Equipment

Recognition and Measurement:

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Equipment (continued)

Subsequent Costs:

The cost of replacing part of an item of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Major Maintenance and Repairs:

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the items will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Gains and Losses:

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in profits or loss.

Depreciation:

Depreciation is recognized in profit or loss and is provided on a declining balance method of 20% per annum over the estimated useful life of the assets. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Impairment

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Rehabilitation provision

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred. The nature of rehabilitation activities includes restoration, reclamation and re-vegetation of the affected exploration sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations. When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

Additional environmental disturbances or changes in rehabilitation costs will be recognized as additions to the corresponding assets and rehabilitation liability in the period in which they occur.

The Company does not have any significant rehabilitation obligations.

Loss per share

The Company presents basic loss per share for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Stock-based compensation

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to capital stock.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share -based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets and liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

Future Accounting Pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

Accounting Standards Issued and Effective January 1, 2012

IAS 12 - Income Taxes (Amended) (“IAS 12”), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value.

IFRS 7 - Financial instruments: Disclosures (Amended) require additional disclosures on transferred financial assets.

Accounting Standards Issued and Effective January 1, 2013

IFRS 9 - Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.

IFRS 10 - Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard

i.	requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements

ii.	defines the principle of control, and establishes control as the basis for consolidation

iii.	sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Future Accounting Pronouncements (continued)

iv.

sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities.

IFRS 11 - Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.

IFRS 12 - Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

IFRS 13 - Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

IAS 27 - Separate Financial Statements has the objective of setting standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements.

IAS 28 - Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture).

3.	CASH AND CASH EQUIVALENTS

Cash consists of deposits at banks earning interest at floating rates based on daily bank deposit rates and cash on hand.

	June 30, 2011	March 31, 2011	April 1, 2010
Cash	$8,975,618	$11,520,852	$7,735,827
Short-term deposits	37,004,420	36,849,152	3,359,972
Total	$45,980,038	$48,370,004	$11,095,799

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

4.	RECEIVABLES

The Company’s receivables arise from goods and services tax, and harmonized sales taxes receivable due from government taxation authorities, and recovery of exploration expenditures from mineral property venture partners.

The carrying amounts of the Company’s trade and other receivables are denominated in the following currencies:

	June 30, 2011	March 31, 2011	April 1, 2010
Currency
Canadian dollar	$180,602	$119,173	$67,249
US dollar	107,767	234,148	422,673
Turkish Lira	241,693	194,304	67,218
Other	114,292	30,112	13,696

	$644,354	$577,737	$570,836

5.	INVESTMENTS

At June 30, 2011, the Company had the following investments:

		Accumulated
		Unrealized
	Cost	Gains (Losses)	Fair Value
Available- for- sale investments
Common shares	$577,140	$-	$577,140

Held-for-trading investments
Warrants	-	39,902	39,902
Common shares	168,677	41,588	210,265
	168,677	81,490	250,167
Total investments	$745,817	$81,490	$827,307

At March 31, 2011, the Company had the following investments:

		Accumulated
		Unrealized
	Cost	Gains (Losses)	Fair Value
Available- for- sale investments
Common shares	$-	$-	$-
Held-for-trading investments
Warrants	-	172,088	172,088
Common shares	198,080	(16,667)	181,413
	198,080	155,421	353,501
Total investments	$198,080	$155,421	$353,501

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

5.	INVESTMENTS (CONTINUED)

At April 1, 2010, the Company had the following investments:

		Accumulated
		Unrealized
	Cost	Gains (Losses)	Fair Value
Available- for- sale investments
Common shares	$1,195,857	$997,782	$2,193,639
Held- for- trading investments
Warrants	-	258,304	258,304
Common shares	300,200	123,825	424,025
	300,200	382,129	682,329
Total investments	$1,496,057	$1,379,911	$2,875,968

For the three months ended June 30, 2011, the Company recorded an unrealized gain of $NIL (2010 – $NIL) on common shares designated as available-for-sale. The Company recorded total other comprehensive income of $NIL (2011 – $NIL) for the three months ended June 30, 2011.

6.	EQUIPMENT

	Office	Computer	Vehicles	Field	Total
Cost
As at April 1, 2010	$148,508	$82,239	$434,658	$64,674	$730,079
Additions	8,728	3,431	98,609	127,831	238,599
Disposals	(9,908)	(13,705)	(70,929)	(22,169)	(116,711)
As at March 31, 2011	147,328	71,965	462,338	170,336	851,967
Additions	3,555	8,332	44,446	756	57,089
Disposals	-	-	(46,952)	-	(46,952)
As at June 30, 2011	150,883	80,297	459,832	171,092	862,104
Accumulated depreciation
As at April 1, 2010	54,128	64,327	207,998	28,611	355,064
Additions	17,194	8,043	140,787	62,201	228,225
Disposals	(9,000)	(5,482)	(23,607)	(8,146)	(46,236)
As at March 31, 2011	62,321	66,887	325,177	82,666	537,051
Additions	7,316	-	17,063	1,342	25,721
Disposals	-	-	(32,737)	-	(32,737)
As at June 30, 2011	69,637	66,887	309,503	84,008	530,035
Net book value
As at April 1, 2010	94,380	17,912	226,660	36,063	375,015
As at March 31, 2011	85,007	5,078	137,161	87,670	314,916
As at June 30, 2011	$81,246	$13,410	$150,329	$87,084	$332,069

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

7.	EQUITY INVESTMENT

The Company has a 49% equity investment in a joint venture with Chesser Resources Ltd, an ASX listed Exploration Company. At June 30, 2011, the Company’s investment in the joint venture was $104,505 (March 31, 2011 - $79,121) The Company’s share of income of the joint venture for the three months ended June 30, 2011 was $25,384 (year ended March 31, 2011 - $57,694) and has been included in loss on investments.

8.	MINERAL PROPERTIES AND EXPLORATION EXPENDITURES

	June 30, 2011	March 31, 2011	April 1, 2010
Sisorta property, Turkey	$-	$-	$283,508
Golcuk property, Turkey	34,674	34,674	34,674
Biga Peninsula, Turkey	153,960	153,960	153,960
Beyoluk, Turkey	68,191	68,191	68,191
Trab, Turkey	78,587	78,587	78,587
Gezart property, Kyrgyz Republic	39,000	39,000	39,000
Grand Bois property, Haiti	2,140,720	2,140,720	2,140,720
Grand Bois property, recoveries	(2,140,720)	(2,140,720)	(1,216,100)
Australia – various	346,966	200,438	-
Sweden – various	16,671	16,671	16,671
Viad Royalties – Sweden	421,084	421,084	-
Cathedral Well, NV, USA	419,300	419,300	419,300
Copper Springs, AZ, USA	786,186	786,186	786,186
Courtland East, AZ, USA	26,206	26,206	26,206
Hardshell Skarn, AZ, USA	104,825	104,825	104,825
Jasper Canyon, AZ, USA	235,856	235,856	235,856
Mesa Well, AZ, USA	314,475	314,475	314,475
Middle Mountain, AZ, USA	262,062	262,062	262,062
Mineral Hill, WY, USA	262,062	262,062	262,062
Park-Sayler, AZ, USA	209,650	209,650	209,650
Red Hills, AZ, USA	314,475	314,475	314,475
Richmond Mountain, NV, USA	262,062	262,062	262,062
Silver Bell, AZ, USA	471,711	471,711	471,711
Superior West, AZ, USA	1,179,280	1,179,280	1,179,280
Yerington, NV, USA	393,095	393,095	393,095

	$6,400,378	$6,253,850	$6,840,456

The following mineral property discussions relate to transactions occurring during the three months ended June 30, 2011. These notes should be read in conjunction with the Company’s most recently filed audited annual consolidated financial statements as March 31, 2011.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

8.	MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (CONTINUED)

United States exploration licenses

EMX – VALE Regional Acquisition Agreement

On April 6, 2011 the Company announced the establishment of a Regional Acquisition Agreement (the "EMX-Vale Agreement") between its wholly owned subsidiary, Bronco Creek Exploration Inc. ("BCE"), and Vale Exploration Canada Inc., a subsidiary of Brazilian-based Vale S.A. ("Vale"), focused on identifying and developing copper projects in the western United States. The Agreement includes a regional exploration portfolio generation program, under which Vale has elected to make the Mesa Well copper property the first Designated Project.

Regional Acquisition Partnership and Designated Projects. The Company will conduct a generative, copper-focused acquisition and exploration program within an Area of Interest ("AOI") comprised of the states of Arizona, Nevada, Utah, Idaho, and Montana. EMX will be the operator of the program, and Vale will provide 100% of all regional exploration funding, with a minimum first year expenditure of US$350,000. The Agreement may be renewed by mutual agreement of both parties on an annual basis. All properties will be acquired in the name of BCE, and Vale will have the opportunity to earn an initial 60% interest in any new acquisition, as well as those within EMX's current portfolio, as a Designated Project ("DP") according to the terms summarized below (note all amounts in USD):

•

Vale will have an option to earn an initial 60% interest in a DP by spending $4,500,000 in exploration over a four year period. After the initial earn-in, Vale may earn an additional 15% interest ("Additional Interest") in a DP by a) sole funding exploration work at a minimum of $1,000,000 per year, b) producing a feasibility study within seven years of DP election, and c) making a $500,000 cash payment to EMX. Vale may extend the time required to produce a feasibility study for an additional two years by paying EMX $1,000,000.

•

Upon Vale's completion of the Additional Interest requirements a) each party will fund its share of further expenditures on a go-forward basis, or b) EMX, within five years, can elect to convert its participating interest to a 2.5% NSR and three cash payments equal to the product obtained by multiplying the price of copper for the previous 12 month period times 1) 226,000 pounds of copper due upon election, 2) 339,000 pounds of copper due on the fifth anniversary, and 3) 339,000 pounds of copper due on the tenth anniversary.

•

If Vale elects to not proceed with the Additional Interest option after the 60% earn-in, each party will then fund its share of further exploration expenditures on a go-forward basis. EMX has the right to convert its participating interest to a 2.5% NSR and three cash payments up until the third anniversary of joint funding. The three cash payments will be equal to the product obtained by multiplying the price of copper for the previous 12 month period times 1) 452,000 pounds of copper due upon election, 2) 566,000 pounds of copper due on the fifth anniversary, and 3) 566,000 pounds of copper due on the tenth anniversary.

•

If either party's participating interest is diluted below 15%, their interest will automatically be converted to a 2.5% NSR, of which the first 0.5% may be purchased by the other party for $2,500,000 within 18 months after the later of a) conversion to a NSR or b) the completion of a feasibility study.

•	As an additional consideration, Vale will make a cash payment to EMX of $2,000,000 upon commencement of commercial production.

For properties not elected to DP status, EMX is free to advance the project on its own terms within the first six months after Vale's decision to decline. However, after six months have elapsed, and prior to EMX vending a project to a third party, Vale has the right to reconsider and elect the property as a DP. If Vale declines this second opportunity, EMX may continue to advance the property with no further obligation to Vale.

Mesa Well Designated Project. The Mesa Well property, selected by Vale as a Designated Project, is comprised of six Arizona State Exploration Permits covering 1,308 hectares in southeastern Arizona.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

8.	MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (CONTINUED)

Australia-Asia Pacific

Perry & Armstrong

On December 7, 2009 (amended June 20, 2010) the Company entered into an agreement with two individuals to acquire a right to earn up to a 100% interest in the exploration license 6854 for a total consideration of A$100,000 (cash and shares). Of this consideration, A$20,000 is due on signing (paid), and A$40,000 cash (paid) and A$40,000 in shares of the Company. During the three months ended June 30, 2011, the Company issued 16,632 shares at a value of $41,580 or $2.50 per share (Note ). The agreement also includes a requirement to satisfy work commitments totaling A$350,000 over a period of three years.

Arastra

On July 13, 2010, the Company entered into an agreement with Rodinia Resources Pty Ltd (Arastra Exploration Pty Ltd) to acquire a right to earn up to a 100% interest in four Exploration Licenses (EL6803, 7093, 7455 and 7623) in consideration of AUS$50,000 (paid) and an advance minimum royalty payment of AUS$70,000 (28,283 shares were issued at a value of $72,683 or $2.57 per share)(Note 9) and by making a series of advance minimum royalty payments (“AMR”) totaling A$2,020,000 (half in cash and half in shares) and satisfying work commitments of A$5,500,000 over a period of five years.

Subsequent to June 30, 2011, the Company paid to Rodinia an advance minimum royalty payment of A$50,000 in cash and A$50,000 in the Company shares (19,981 shares were issued at a value of $53,749 or $2.69 per share)(Note 15).

Rockwell

The Company entered into an agreement on March 2, 2011 with Rockwell Resources (“Rockwell”) in which the

Company has the right to earn a 100% interest in the Kayrunnera exploration license. Under this agreement, the Company will make a series of payments to Rockwell totaling $200,000 over two years as a combination of cash A$100,000 and A$100,000 in shares. During the three months ended June 30, 2011, the company paid A$50,000 in cash and issued 16,078 shares with a value of $53,218 or $3.31 per share. The Company is also required to satisfy work commitments totaling A$1,100,000 over a three year period.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

8.	MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (CONTINUED)

Exploration expenditures

During the three months ended June 30, 2011, the Company incurred the following exploration expenditures which were expensed as incurred:

	Turkey &	Kyrgyz
	Caucasus	Republic	Sweden	Asia Pacific	USA	Other	Total

Administration Costs	$40,679	$4,455	$18,311	$366	$44,148	$2,971	$110,930
Assays	91,065	1,163	3,090	40,836	2,693	3,441	142,288
Drilling and Trenching	464,939	16,600	96,054	-	16,282	-	593,875
Fixed Assets (not capitalized)	14,867	3,265	-	1,977	86	-	20,195
Logistics	71,811	9,700	28,790	10,847	131,913	4,311	257,372
Personnel	171,780	29,741	131,860	63,215	336,787	-	733,383
Property Costs	103,827	-	70,097	6,665	204,582	-	385,171
Professional Services	45,842	10,642	17,575	12,617	6,033	-	92,709
Technical Studies and Consultants	33,041	-	-	270,701	12,968	106,662	423,372
Travel	17,518	2,116	10,331	26,028	34,651	8,318	98,962
Subtotal	1,055,369	77,682	376,108	433,252	790,143	125,703	$2,858,257
Recoveries	(933,979)	(6,848)	(364,527)	-	(177,261)	-	(1,482,615)
Net exploration expenditures	$121,390	$70,834	$11,581	$433,252	$612,882	$125,703	$1,375,642

During the three months ended June 30, 2010, the Company incurred the following exploration expenditures which were expensed as incurred:

		Turkey &
	Haiti	Caucasus	Europe	USA	Asia Pacific	Other	Total

Administration Costs	$60,675	$33,164	$33,059	$49,539	$4,921	$2,742	$184,100
Assays	7,766	69,518	10,295	41,560	2,406	-	131,545
Drilling / Trenching	-	-	-	77,115	-	-	77,115
Fixed Assets (not capitalized)	-	-	-	-	-	-	-
Logistics	219,704	51,169	25,706	42,467	2,192	3,779	345,017
Personnel	274,148	196,952	118,800	166,960	189,888	9,093	955,841
Property Costs	4,513	16,451	-	107,826	17,651	12,330	158,771
Professional Services	302	32,898	-	-	13,708	-	46,908
Technical Studies and Consultants	-	-	-	65,586	1,195	-	66,781
Travel	86,360	24,776	20,557	33,360	15,739	5,751	186,543
Subtotal	653,468	424,928	208,417	584,413	247,700	33,695	2,152,621
Recoveries	(545,765)	(230,123)	-	(399,185)	-	-	(1,175,073)
Net exploration expenditures	$107,703	$194,805	$208,417	$185,228	$247,700	$33,695	$977,548

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

9.	EQUITY Share capital

Authorized share capital consists of an unlimited number of common shares without par value.

Issued share capital

For the three months ended June 30, 2011:

•	The Company issued 399,300 common shares for gross proceeds of $501,728 pursuant to the exercises of share purchase options.

•	The Company issued 32,710 common shares with an aggregate value of $94,798 towards the acquisition of the following properties:

Koonenbury - Perry & Armstrong	16,632 common shares valued at $41,580
Koonenbury - Rockwell	16,078 common shares valued at $53,218

For the year ended March 31, 2011:

•

In March 2011, the Company issued 5,500,000 units at $3.25 per unit. Each unit consisted of one common share and one half transferable share purchase warrant, each full share purchase warrant being exercisable for one common share for two years at $4.00 per share. The Company also issued to finders 143,070 units with a fair value of $464,978 or $3.25 per unit, each unit having the same terms as those issued in the private placement, and 143,070 finder warrants with a fair value of $171,000 or $1.19 per finders warrant determined using the Black Scholes pricing model with the following assumptions: risk free rate of 1.74%, expected life of 2 years, volatility of 70.11% and a dividend rate of NIL. Each finder warrant is exercisable for two years to acquire one common share for $3.50.

•

On November 9, 2010 and November 12, 2010, the Company issued 6,200,000 units and 800,000 units respectively at $2.50 per unit. Each unit consisted of one common share and one transferable share purchase warrant to purchase another common share at $3.50 until November 9, 2011, $4.00 until November 9, 2012, $4.50 until November 9, 2013, $5.00 until November 9, 2014, and $5.50 until November 9, 2015. If the volume weighted average price of the Company’s common shares on the TSX Venture Exchange is at least 30% above the current exercise price of the warrants for a period of 30 consecutive trading days after the four month anniversary of closing, the Company will give notice that the warrants must be exercised within 15 trading days or they will expire. The Company also issued to finders 255,900 units with a fair value of $639,750 or $2.50 per unit, each unit having the same terms as those issued in the private placement, and 255,150 finder warrants with a fair value of $303,509 or $1.19 per finders warrant determined using the Black Scholes pricing model with the following assumptions: risk free rate of 1.74%, expected life of 2 years, volatility of 85.23% and a dividend rate of NIL. Each finder warrant is exercisable for two years to acquire one common share for $2.65.

•

On June 9, 2010, the Company completed a non-brokered private placement financing of $5,280,000 by issuing 2,400,000 shares at $2.20 per share. Newmont Mining Corporation of Canada Limited, a wholly- owned subsidiary of Newmont Mining Corporation (NYSE: NEM), purchased 2,000,000 shares at $2.20 per share and the International Finance Corporation, a member of the World Bank Group, purchased 400,000 shares at $2.20 per share.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

9.	EQUITY (CONTINUED)

Share capital (continued)

•	Issued 759,000 common shares for gross proceeds of $1,125,392 pursuant to the exercise of share purchase options.

•	Issued 1,554 common shares for gross proceeds of $3,108 pursuant to the exercise of share purchase warrants.

•	Issued 448,000 discretionary bonus shares valued at $953,760.

•	Issued 28,283 common shares as part of the consideration of its acquisition of an Australian gold property. The common shares were valued at $2.57 per share

•	Completed the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) and as part of that transaction issued 160,000 common shares valued at $1.98 per share.

Share options

The Company adopted a stock option plan (“the Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant. The maximum term of the options is five years and the vesting requirements are determined at the time of each grant. The Plan has been approved by the Exchange and is approved by the shareholders of the Company each year at its annual general meeting.

The continuity of share purchase options for the period ended June 30, 2011 is as follows:

		Weighted Average
	Number	Exercise Price

Balance as at April 1, 2010	2,245,001	1.38
Granted	1,653,000	2.33
Exercised	(759,000)	1.48
Cancelled / expired	(4,500)	1.35

Balance as at March 31, 2011	3,134,501	1.85
Granted	-	-
Exercised	(399,300)	1.26
Cancelled / expired	(8,334)	1.20

Balance as at June 30, 2011	2,726,867	1.95

Number of options currently exercisable	2,715,200	$1.95

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

9.	EQUITY (CONTINUED)

Share options (continued)

The following table summarizes information about the stock options which were outstanding and exercisable at June 30, 2011:

	Number		Exercise
Date Granted	of Options	Exercisable	Price	Expiry Date
October 1, 2006	30,000	30,000	$ 0.80	October 1, 2011
May 10, 2007	160,000	160,000	1.35	May 10, 2012
May 22, 2007	6,667	6,667	1.40	May 22, 2012
June 1, 2007	29,000	29,000	1.63	June 1, 2012
June 21, 2007	400,000	400,000	1.81	June 21, 2012
November 7, 2007	15,000	15,000	1.79	November 7, 2012
April 22, 2008	10,000	10,000	1.66	April 22, 2013
September 18, 2008	370,000	370,000	1.00	September 18, 2013
December 19, 2008	10,000	10,000	1.00	December 19, 2013
May 22, 2009	20,000	20,000	1.20	May 22, 2014
February 8, 2010	150,000	150,000	1.74	February 8, 2015
May 7, 2010	987,500	980,833	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010	108,200	103,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
March 25, 2011	30,000	30,000	3.15	March 25, 2016
Total	2,726,867	2,715,200

Stock-based compensation

During the three months ended June 30, 2011, the Company recorded stock-based compensation of $191,091 (March 31, 2010 - $2,819,284), of which NIL (March 31, 2011 - $2,119,328) represents the fair value of options granted in the year, and $191,091 (March 31, 2011 - $699,955) represents the fair value of bonus shares granted or accrued during the period with the offsetting amounts credited to contributed surplus, commitment to issue shares, or share capital.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	2011	2010

Risk free interest rate	-	2.54%
Expected life (years)	-	5
Expected volatility	-	62%
Dividend yield	-	0%

For the period ended June 30, 2011 the Company issued NIL (March 31, 2011 - 448,000) stock options with a fair value of NIL (March 31, 2011 - $953,760). Of this amount, NIL (March 31, 2011 - $486,757) has been included in stock-based compensation expense, NIL (March 31, 2011 - $18,203) in consulting expenses, and NIL (March 31, 2011 - $448,800) in mineral property expenditures.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

9.	EQUITY (CONTINUED)

Stock-based compensation (continued)

For the period ended June 30, 2011 the Company also accrued in commitment to issue shares, $191,091 (March 31, 2011 - $269,607) of stock based compensation and NIL (March 31, 2011 - $222,390 of mineral property expenditures. Upon the reversal of prior year accruals included in commitment to issue shares, NIL (March 31, 2011 - $213,198) has been included in stock based compensation and NIL (March 31, 2011 - $178,434) in mineral property expenditures.

Warrants

As at June 30, 2011, the following share purchase warrants were outstanding:

	Number	Exercise
	of Warrants	Price	Expiry Date
Acquisition of Bronco Creek – January 29, 2010	1,062,341	$ 2.00	Jan 29, 2012
Private Placement – March 12, 2010	1,919,633	2.88	Feb 19, 2015
Private Placement – November 8, 2010	6,200,000	*	Nov 8, 2015
Private Placement – November 12, 2010	800,000	*	Nov 12, 2015
Finders Unit warrants – November 8, 2010	255,150	2.65	Nov 8, 2012
Finders warrants – November 8, 2010	255,900	*	Nov 8, 2015
Private Placement – March 1, 2011	770,000	4.00	Mar 1, 2013
Private Placement – March 14, 2011	460,500	4.00	Mar 14, 2013
Private Placement – March 18, 2011	1,519,500	4.00	Mar 18, 2013
Finders Unit warrants – March 14, 2011	8,075	4.00	Mar 14, 2013
Finders Unit warrants – March 18, 2011	63,460	4.00	Mar 18, 2013
Finders warrants – March 14, 2011	16,150	3.50	Mar 14, 2013
Finders warrants – March 18, 2011	126,920	3.50	Mar 18, 2013

Balance as at June 30, 2011	13,457,629

* $3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.

Loss Per Share

The calculation of basic and diluted loss per share for the three months ended June 30, 2011 and 2010 was based on the loss attributable to common shareholders of $2,270,923 (2010 – $2,474,937) and a weighted average number of common shares outstanding of 51,309,482 (2010 – 35,012,700 ). The diluted loss per share did not include the effect of the share purchase options and warrants outstanding because they were anti-dilutive.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

10.	SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties. The Company has equipment and mineral properties located geographically as follows:

MINERAL PROPERTIES	June 30, 2011	March 31, 2011	April 1, 2010

United States of America	$5,241,245	$5,241,245	$5,241,245
Turkey	335,412	335,412	618,920
Australia	346,966	200,438	-
Haiti	-	-	924,620
Kyrgyz Republic	39,000	39,000	39,000
Sweden	437,755	437,755	16,671
	$6,400,378	$6,253,850	$6,840,456

EQUIPMENT	June 30, 2011	March 31, 2011	April 1, 2010

Canada	$71,560	$67,715	$84,045
United States of America	15,068	10,833	7,617
Turkey and Caucuses	98,739	92,232	134,207
Haiti	101,661	101,661	88,341
Kyrgyz Republic	39,617	39,617	60,805
Sweden	5,424	2,858	-
	$332,069	$314,916	$375,015

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

11.	RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

For the three months ended June 30,		Termination	Share-based
2011	Salary or Fees	Benefits	Payments	Total
David M. Cole, President & CEO	$85,750	$-	$45,863	$131,613
M. Stephen Enders, Executive Chairman	48,336	-	42,016	90,352
	$134,086		$87,879	$221,965

For the three months ended June 30,		Termination	Share-based
2010	Salary or Fees	Benefits	Payments	Total
David M. Cole, President & CEO	$73,319	$-	$45,863	$119,182
M. Stephen Enders, Executive Chairman	25,867	-	42,016	67,883
	$99,186		$87,879	$187,065

Related party assets and liabilities	Service or item	30-Jun-11	31-Mar-11	1-Apr-10

Amounts due to:
	Expense
David M. Cole, President & CEO	reimbursement	$26,128	$24,849	$66,001

Seabord Services Corp., (“Seabord”) is a management services company controlled by Michael Winn, a director. Seabord provides a chief financial officer, a corporate secretary, accounting staff, administration staff and office space to the Company. The Chief Financial Officer is an employee of Seabord and is not paid directly by the Company. During the three months ended June 30, 2011, Seabord charged $99,600 (2009 - $79,200) for the above services.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the three month period ended June 30, 2011, the Company:

•	re-allocated contributed surplus of $233,922 to share capital for exercise of options
•	Issued 32,710 common shares valued at $94,798 for mineral properties. (Note 9)

During the three months ended June 30, 2010, the Company did not have any significant non-cash investing and financing activities.

13.	RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS

The Company is a junior exploration company and considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has no continuing sources of revenues. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at June 30, 2011, the Company had working capital of $46,293,234 and shareholders’ equity of $54,163,658. Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

Financial instruments measured at fair value on the balance sheet are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$45,980,038	$-	$-	$45,980,038
Restricted cash	626,937	-	-	626,937
Marketable securities	787,406	-	-	787,406
Warrants	-	39,901	-	39,901

Total	$47,394,381	$39,901	$-	$47,434,282

The carrying value of receivables and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

13.	RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (CONTINUED)

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents. This risk is minimized by holding the funds in Canadian banks or with Canadian treasury bills. The Company has minimal accounts receivable exposure.

Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates do not have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents. A 10% increase or decrease in effective interest rates would increase or decrease net shareholders’ equity by approximately $22,000.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the June 30, 2011 portfolio values, every 10% increase or decrease in the share prices of these companies would have impacted other comprehensive income, up or down, by approximately $16,000 before income taxes and net loss by $20,000.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

Currency risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the USA. The Company funds cash calls to its subsidiary companies outside of Canada in US (“USD”) dollars and a portion of its expenditures are also incurred in local currencies.

Currency risk (continued)

The exposure of the Company’s cash, receivables, and accounts payable and accrued liabilities to foreign exchange risk is as follows:

As at June 30, 2011	USD amount
Cash	$5,915,317
Receivables	107,767
Accounts payable and accrued liabilities	(74,246)
$5,948,838

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

13.	RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (CONTINUED)

The balances noted above reflect the USD balances held within the parent Company. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial and cash balances will be spent prior to significant foreign exchange fluctuations. For the three months ended June 30, 2011, the average USD to CDN foreign exchange rate was USD$1 for every CDN$0.9677. Based on the above net exposures and assuming that all other variables remain constant, a 1% change in the United States dollar against the Canadian dollar would result in a change in the loss/gain of approximately $59,000 for the year.

FINANCIAL INSTRUMENTS

The Company has classified its financial assets as follows:

	June 30, 2011
Financial assets	Loans and receivables	Held for trading	Available for sale
Cash and cash equivalents	$-	$45,980,038	$-
Receivables	644,354	-	-
Investments	-	250,167	577,140
Restricted cash	-	626,937	-
	$644,354	$46,857,142	$577,140

	March 31, 2011
Financial assets	Loans and receivables	Held for trading	Available for sale
Cash and cash equivalents	$-	$48,370,004	$-
Receivables	577,737	-	-
Investments	-	353,501	-
Restricted cash	-	387,124	-
	$577,737	$49,110,629	$-

	April 1, 2010
Financial assets	Loans and receivables	Held for trading	Available for sale
Cash and cash equivalents	$-	$11,095,799	$-
Receivables	570,836	-	-
Investments	-	682,329	2,193,639
Restricted cash	-	236,558	-
	$570,836	$12,014,686	$2,193,639

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

13.	RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (CONTINUED)

The carrying value of its financial assets approximates their fair value as at June 30, 2011 due to their short term maturity. The Company classifies its only financial liability, accounts payable and accrued liabilities as other financial liabilities. The total other liabilities outstanding at June 30, 2011 was $1,157,612 (March 31, 2011 - $1,405,012; April 1, 2010 - $718,031). The carrying value of its financial liabilities approximates their fair value as at June 30, 2011 due to their short term maturity.

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

As stated in Note 2, these are the Company’s first consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS. The accounting policies in Note 2 have been applied in preparing the consolidated interim financial statements for the three months ended June 30, 2011, the comparative information for the three months ended June 30, 2010, the financial statements for the year ended March 31, 2011 and the preparation of an opening IFRS statement of financial position on the Transition Date, April 1, 2010.

In preparing the opening IFRS consolidated statement of financial position, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with GAAP. An explanation of how the transition from GAAP to IFRS has affected the Company’s financial position is set out in the following table. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.

The Company elected to take the following IFRS 1 optional exemptions:

	i.	to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

	ii.	to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

iii.

to transfer all foreign currency translation differences, recognized as a separate component of equity, to deficit as at the Transition Date including those foreign currency differences which arose on adoption of IFRS.

The Company applied the following mandatory exemption:

Estimates

Hindsight is not used to create or revise estimates. In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the previous GAAP applied, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of April 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

There is a possibility that the opening statement of financial position may require adjustment before constituting the external statement of financial position as at April 1, 2010 due to factors such as changes in accounting standards, including exposure drafts and final determination by management.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED)

A reconciliation of Statement of Financial Positions and Statements of Operations and Comprehensive Loss for the periods noted below.

•	Consolidated Statement of Financial Position as at the transition date of April 1, 2010
•	Consolidated Statement of Financial Position as at March 31, 2011
•	Consolidated Statement of Financial Position as at June 30, 2010
•	Consolidated Statement of Comprehensive Loss for the year ended March 31, 2011
•	Consolidated Statement of Comprehensive Loss for the three-month period ended June 30, 2010
•	Consolidated Statement of Cash Flows for the three-month period ended June 30, 2010

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED) Consolidated Statement of Financial Position as at the transition date of April 1, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS

Assets
Current
Cash	$11,095,799	$-		$11,095,799
Investments	2,875,968	-		2,875,968
Receivables	570,836	-		570,836
Prepaid expenses and deposits	150,996	-		150,996
Total current assets	14,693,599	-		14,693,599

Non-current
Restricted cash	236,558	-		236,558
Equipment	375,015	-		375,015
Mineral properties	10,109,487	(3,269,031)	14A	6,840,456
Reclamation bonds	273,583	-		273,583
Total non-current assets	10,994,643	(3,269,031)		7,725,612
Total assets	$25,688,242	$(3,269,031)		$22,419,211

Liabilities
Current

Accounts payable and accrued liabilities	$718,031	-		$718,031
Advances from joint venture partners	382,874	-		382,874
Total current liabilities	1,100,905			1,100,905

Deferred income tax liability	3,131,547	(3,131,547)	14A	-
Total liabilities	4,232,452	(3,131,547)		1,100,905

Shareholders' Equity
Capital stock	31,984,129	-		31,984,129
Commitment to issue shares	100,365	-		100,365
Contributed surplus	3,407,896	-		3,407,896
Accumulated other comprehensive income	864,848	-		864,848
Deficit	(14,901,448)	(137,484)	14A	(15,038,932)
Total shareholders’ equity	21,455,790	(137,484)		21,318,306
Total liabilities and shareholders’ equity	$25,688,242	$(3,269,031)		$22,419,211

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED) Consolidated Statement of Financial Position as at March 31, 2011:

	GAAP	IFRS Adjustments	Notes	IFRS

Assets
Current
Cash	$48,370,004	$-		$48,370,004
Investments	353,501	-		353,501
Receivables	577,737	-		577,737
Prepaid expenses and deposits	377,180	-		377,180
Gold inventory	71,721	-		71,721
Total current assets	49,750,143	-		49,750,143

Non-Current
Restricted cash	387,124	-		387,124
Equipment	314,916	-		314,916
Equity held investment	79,121	-		79,121
Mineral properties	9,693,830	(3,439,980)	14A, B	6,253,850
Reclamation bonds	413,037	-		413,037
Total non-current assets
Total assets	$60,638,171	$(3,439,980)		$57,198,191

Liabilities
Current

Accounts payable and accrued liabilities	$1,405,012	$-		$1,405,012
Advances from joint venture partners	197,188	-		197,188
Total current liabilities	1,602,200	-		1,602,200

Deferred income tax liability	2,534,458	(2,534,458)	14A, B, C, D	-
Total liabilities	4,136,658	(2,534,458)		1,602,200

Shareholders' Equity
Capital stock	75,058,770	-		75,058,770
Commitment to issue shares	491,996	-		491,996
Contributed surplus	5,393,723	-		5,393,723
Accumulated other comprehensive income	-	-		-
Deficit	(24,442,976)	(905,522)	14A, B, C, D	(25,348,498)
Total shareholders’ equity	56,501,513	(905,522)		55,595,991
Total liabilities and shareholders’ equity	$60,638,171	$(3,439,980)		$57,198,191

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED) Consolidated Statement of Financial Position as at June 30, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS

Assets
Current
Cash	$15,768,193	$-		$15,768,193
Investments	1,531,283	-		1,531,283
Receivables	1,314,795	-		1,314,795
Prepaid expenses and deposits	135,453	-		135,453
Total current assets	18,749,724			18,749,724
Non-current assets
Restricted cash	164,520	-		164,520
Equipment	318,391	-		318,391
Investment in EBX	114,765	-		114,765
Mineral properties	9,825,979	(3,269,031)	14A	6,556,948
Reclamation bonds	277,043	-		277,043
Total non-current assets	10,700,698	(3,269,031)		7,431,667
Total assets	$29,450,422	$(3,269,031)		$26,181,391

Liabilities
Current

Accounts payable and accrued liabilities	$798,452	$-		$798,452
Advances from joint venture partners	561,735	-		561,735
Total current liabilities	1,360,187	-		1,360,187

Deferred income tax liability	3,112,304	(3,112,304)	14A, C	-
Total liabilities	4,472,491	(3,112,304)		1,360,187

Shareholders' Equity
Capital stock	37,456,054	-		37,456,054
Commitment to issue shares	249,497	-		249,497
Contributed surplus	4,620,484	-		4,620,484
Accumulated other comprehensive income	9,036	-		9,036
Deficit	(17,357,140)	(156,727)	14A, C	(17,513,867)
Total shareholders’ equity	24,977,931	(156,727)		24,821,204
Total liabilities and shareholders’ equity	$29,450,422	$(3,269,031)		$26,181,391

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED) Consolidated Statement of Comprehensive Loss for the year ended March 31, 2011:

	GAAP	IFRS Adjustments	Notes	IFRS

EXPLORATION EXPENDITURES	$10,941,182	-		$10,941,182
Less: recoveries	(6,185,414)	-		(6,185,414)
	4,755,768	-		4,755,768

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	986,600	-		986,600
Amortization	1,402	-		1,402
Salaries and consultants	1,266,227	-		1,266,227
Investor relations and shareholder information	228,411	-		228,411
Professional fees	495,510	-		495,510
Stock-based compensation	2,819,284	-		2,819,284
Transfer agent and filing fees	146,715	-		146,715
	5,944,149	-		5,944,149
Loss before other items	(10,699,917)	-		(10,699,917)

OTHER (EXPENSE) INCOME
Foreign exchange loss	(519,792)	-		(519,792)
Gain on investments	1,074,394	-		1,074,394
Loss on disposal of equipment	(47,322)	-		(47,322)
Change in fair value of held-for-trading investments	(79,539)	-		(79,539)
Write-off of mineral property	-	-		-
Interest income	229,733	-		229,733
Loss on dilution of investment in a former subsidiary	(142,400)	-		(142,400)
	515,074	-		515,074

Loss before income taxes	(10,184,843)	-		(10,184,843)
Income tax recovery (Expense)	643,315	(768,038)	14B, C, D	(124,723)
Net loss for the period	(9,541,528)			(10,309,566)
Deficit, beginning of year	(14,901,448)	(137,484)	14A	(15,038,932)
Deficit, end of year	($24,442,976)	(905,522)		($25,348,498)

Basic and diluted loss per share	$(0.24)			$(0.26)
Weighted average number of common shares outstanding	40,055,905	-		40,055,905

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED) Consolidated Statement of Comprehensive Loss for the three months ended June 30, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS

EXPLORATION EXPENDITURES	$2,152,620	$-		$2,152,620
Less: recoveries	(1,175,072)	-		(1,175,072)
	977,548	-		977,548

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative services and office costs	115,114	-		115,114
Amortization	378	-		378
Consulting	357,123	-		357,123
Investor relations and shareholder information	37,790	-		37,790
Professional fees	83,807	-		83,807
Stock-based compensation	1,291,898	-		1,291,898
Transfer agent and filing fees	8,311	-		8,311
	1,894,421	-		1,894,421
Loss before other items	(2,870,969)	-		(2,870,969)

OTHER (EXPENSE) INCOME
Foreign exchange loss	8,197	-		8,197
Gain on investments	643,467	-		643,467
Change in fair value of held-for-trading investments	(162,327)	-		(162,327)
Loss on dilution of investment	(119,449)	-		(119,449)
Interest income	26,146	-		26,146
	396,034	-		396,034

Loss before income taxes	(2,474,935)	-		(2,474,935)
Income tax recovery (Expense)	19,243	(19,243)	14C	-
Net loss for the period	$(2,455,692)	$(19,243)		$(2,474,935)
Deficit, beginning of year	(14,901,448)	(137,484)	14A	(15,038,932)
Deficit, end of year	$(17,357,140)	$(156,727)		$(17,513,867)

Basic and diluted loss per share	$(0.07)			$(0.07)
Weighted average number of common shares outstanding	35,012,700	-		35,012,700

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED)

Share-based payment

Under GAAP, the Company measured stock-based compensation related to share purchase options at the fair value of the share purchase options granted using the Black-Scholes option pricing formula and recognized this expense over the vesting period of the options. Forfeitures are recognized as they occur.

IFRS 2, similar to GAAP, requires the Company to measure stock-based compensation related to share purchase options granted to employees at the fair value of the share purchase options on the date of grant and to recognize such expense over the vesting period of the options. However, for share purchase options granted to non-employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured.

Prior to April 1, 2010, the Company used the straight-line method of calculating vested options. The fair value of stock- based awards with graded vesting was calculated as one grant and the resulting fair value was recognized on a straight- line basis over the vesting period. Effective February1, 2010, the Company changed from the straight-line method to the graded-vesting method.

Under IFRS – each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

Prior to April 1, 2010, forfeitures of awards were recognized as they occurred. Under IFRS, forfeiture estimates are recognized on the grant date and revised for actual experiences in subsequent periods.

The adjustments were calculated only for unvested share purchase options issued and outstanding as of and after the transition date. At transition date all options were fully vested.

Deferred income tax

Under Canadian GAAP, the Company recognized a future income tax liability upon the acquisition of an asset in a transaction which is not a business combination. Under IFRS, IAS 12 Income Taxes does not permit a deferred tax liability to be recognized upon the recognition of an asset in a transaction which is not a business combination. To conform to IFRS, the Company reversed these previously booked liabilities and their related future income tax recoveries resulting from an increase in the asset tax basis from expenditures incurred.

To conform to IFRS, the following adjustments were made:

a)

Reversal of $3,269,031 from mineral properties which was the result of the recognition of a deferred tax liability from the acquisition of Bronco Creek Exploration Inc (“BCE”) during the year ended March 31, 2010. Reversal of the related deferred tax liability of $3,131,547, and the reversal of the difference being $137,484 which relates to the income tax recovery that resulted from an increase in the asset tax basis from expenditures incurred during the year.

b)

Reversal of $170,949 from mineral properties which was the result of the recognition of a deferred tax liability from the acquisition of Viad Royalties AB (Formerly Phelps Dodge Exploration AB) during the year ended March 31, 2011 and the reversal of the related deferred tax liability of $170,949.

c)	Reversal of the related income tax recovery of $19,243 recorded during the three months ended June 30, 2010 related to the recovery of the deferred tax liability recorded on the BCE acquisition.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three months ended June 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED)

d)

Reversal of the related income tax recovery of $577,846 recorded during the remaining 9-months for the year ended March 31, 2011 related to the recovery of the deferred tax liability recorded on the BCE and Viad Royalties AB acquisitions.

As a result, at April 1, 2010, $3,131,547 has been reallocated out of deferred income taxes and $3,269,031 has been reallocated from exploration and evaluation assets.

Presentation differences

Some line items are described differently under IFRS compared to Canadian GAAP. These line items are as follows (with Canadian GAAP descriptions in brackets):

•	Exploration and evaluation assets (“Mineral properties”)
•	Decommissioning and restoration provision (“Asset retirement obligation”)
•	Share based payment reserve (“Contributed surplus”)

15.	EVENTS AFTER REPORTING DATE

•	The Company issued an aggregate of 19,981 common shares pursuant to a property acquisition agreement.
•	The Company issued 10,000 common shares on exercise of stock options.
•	The Company issued 113,000 common shares to seven consultants of the Company pursuant to bonus share grants previously announced and approved.
•

The Company granted an aggregate of 1,306,000 incentive stock options, exercisable at a price of $2.80 per share for a period of five years, to officers, directors, employees and consultants of the Company.

•	The Company granted an aggregate of 457,500 common shares as a bonus to twenty officers, directors, employees and consultants, subject to TSX Venture Exchange approval.